Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
ANNUAL GENERAL MEETING VOTING RESULTS

Edmonton, Alberta, May 16, 2014 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) today announced the results of its Annual General Meeting of Shareholders held on May 14, 2014.

Shareholders voted and approved the appointment of KPMG LLP as the independent auditors of the Company and election of directors of the Company.  The following six nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The results of the vote were as follows:

Nominee	Percentage of Votes For

Martin R. Ferron	99.94%
Ronald A. McIntosh	99.93%
William C. Oehmig	82.06%
Allen R. Sello	99.93%
Jay W. Thornton	99.93%
K. Rick Turner	99.92%

On May 14, 2014, Carl F. Giesler, Jr. notified the Company that he would not be standing for re-election to the board of directors of the Company and tendered his resignation.  Mr. Giesler’s resignation follows the May 8, 2014 announcement by the Company that HGI Funding LLC and Front Street Re (Cayman) Ltd. entered an agreement to sell their respective common shares in the Company to a syndicate of underwriters, on a bought deal basis.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The company maintains one of the largest independently owned equipment fleets in the region.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov, on the CSA website at www.sedar.com or on the Company’s website at www.naepi.ca.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599